Exhibit (a)(4)
Employee Q&A

1.	What is a “tender offer”?
A tender offer is a public bid for shareholders to sell their stock. A tender offer must comply with the rules and regulations of the SEC, which include certain minimum offering periods, withdrawal rights, manner of publication, and other requirements.
2.	What is the expiration date for the “tender offer?”
The expiration date is the last date that the bidder will accept tendered shares. The SEC requires a 20-business day minimum period for acceptance. The bidder can extend the expiration date. Unless extended, Tracinda’s tender offer will expire on December 6, 2007, at 11:59 pm ET.
3.	What is a Stockholder Rights Plan/Poison Pill?
A stockholder rights plan, or a “poison pill” as it’s often called, is designed to protect a public company from an unsolicited bidder by making it prohibitively expensive for the bidder to purchase over a certain percentage of the Company’s shares without negotiating with the Company’s board of directors. In our plan, the limit of ownership is capped at 20 percent.
It is important to note that stockholder rights plans started approximately 20 years ago, and since that time, more than 1,000 companies have adopted stockholder rights plans but not one plan has been triggered.
4.	Why did Tesoro decide to adopt a Stockholder Rights Plan?
The Stockholder Rights Plan is designed to reduce the likelihood that a potential acquirer would gain control of Tesoro by open market accumulation or other coercive takeover tactics without paying a premium for all of the Company’s shares.
5.	Is Tracinda’s tender offer price the right price for the whole Company?
The Board is expressing no view regarding any other effort by Tracinda, or any other person to acquire shares of the Company, including a proposal to acquire more than a majority of the outstanding shares of the Company.
6.	What is a Schedule 14D-9?
A schedule 14D-9 is the target company’s SEC filing in response to an offer. It is, in effect, a description of the target Board’s recommendation concerning the offer. Whether the board advises shareholders to accept, reject, or remains neutral, the company has to file this schedule.
Additional information regarding the Board’s determination on the tender offer, including a copy of Tesoro’s Schedule 14D-9, is available at the SEC’s website, www.sec.gov.
7.	What does this mean for me?
This announcement has no impact on our day-to-day operations. It will remain business as usual at Tesoro — all employees should continue to focus on the business at hand .
Please forward any calls you may receive from any interested parties or reporters to Natalie Silva at 210-283-2729, and any investor inquiries should go to Scott.

*This document also is posted on goTSO